SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE PERIOD BETWEEN MAY 20, 2005 AND JUNE 17, 2005

CDC CORPORATION

(Exact name of Registrant as specified in its Charter)

34/F, Citicorp Centre
18 Whitfield Road
Causeway Bay, Hong Kong
(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F ☑ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
EXHIBIT INDEX
EX-1.1 PRESS RELEASE DATED MAY 24, 2005
EX-1.2 PRESS RELEASE DATED MAY 26, 2005
EX-1.3 PRESS RELEASE DATED MAY 31, 2005
EX-1.4 PRESS RELEASE DATED JUN 7, 2005
EX-1.5 PRESS RELEASE DATED JUN 8, 2005
EX-1.6 PRESS RELEASE DATED JUN 14, 2005

EXHIBITS

Exhibit	Description
1.1	Press Release dated May 24, 2005 Pivotal and MX Magazine Host Web Event for Medical Device Manufacturers

1.2	Press Release dated May 26, 2005 Pivotal Medical Devices Helps Manufacturers Increase Competitiveness

1.3	Press Release dated May 31, 2005 Quebec National Library Deploys Pivotal Service

1.4	Press Release dated Jun 7, 2005 Pivotal & Microsoft Event Addresses Healthcare STAT: Strategy and Technology Analysis for Tomorrow

1.5	Press Release dated Jun 8, 2005 Earle M. Jorgensen Company Achieves Mobile Success with Pivotal

1.6	Press Release dated Jun 14, 2005 Ross Systems Announces a Strategic Services Partnership with US Data Management for Computer Systems Validation and Sarbanes-Oxley Compliance

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: Jun 17, 2005

CDC CORPORATION

/s/Keith Oliver

By:	Keith Oliver
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
1.1	Press Release dated May 24, 2005 Pivotal and MX Magazine Host Web Event for Medical Device Manufacturers

1.2	Press Release dated May 26, 2005 Pivotal Medical Devices Helps Manufacturers Increase Competitiveness

1.3	Press Release dated May 31, 2005 Quebec National Library Deploys Pivotal Service

1.4	Press Release dated Jun 7, 2005 Pivotal & Microsoft Event Addresses Healthcare STAT: Strategy and Technology Analysis for Tomorrow

1.5	Press Release dated Jun 8, 2005 Earle M. Jorgensen Company Achieves Mobile Success with Pivotal

1.6	Press Release dated Jun 14, 2005 Ross Systems Announces a Strategic Services Partnership with US Data Management for Computer Systems Validation and Sarbanes-Oxley Compliance